Filing under Rule 425 under the U.S. Securities Act of 1933
Filing by: Nippon Oil Corporation
Subject Companies: Nippon Oil Corporation and
Nippon Mining Holdings, Inc.
Commission File Number: 333-155256
Dated February 3, 2009

Speech by Shinji Nishio, Representative Director and President of Nippon Oil Corporation (“Nippon Oil”), to accompany the Presentation with Respect to the Management Integration with Nippon Mining Holdings, Inc. (“Nippon Mining”) on December 15, 2008

(Slide 1)

•	My name is Shinji Nishio of Nippon Oil. Thank you very much for taking time in your busy schedule to attend this meeting.

•
I was initially planning to make Nippon Oil’s “Fourth Medium-Term Management Plan” the principal subject of this presentation.  However, as you already know, on Thursday, December 4, 2008, we announced our plan to integrate our management with Nippon Mining Holdings, Inc., and I believe you are more interested in this.  Accordingly, I have changed today’s topic to an explanation of this management integration.  Please refer to the reference materials that you have at hand for information with respect to the Fourth Medium-Term Management Plan.

(Slide 2)

•	I would like to start with an explanation of the background of the management integration.

•
As you know, the Nippon Oil Group and the Nippon Mining Group are primarily engaged in the “energy”, “resources” and “materials” industries.  The environment surrounding us is currently undergoing significant changes, including volatile crude oil prices and the rise of resource nationalism.  In addition, we are presented with continuing decline in domestic demand for petroleum products, environmental issues which we are expected to make further efforts to solve, and other difficult challenges.

•
Sharing an understanding of this business environment, Nippon Oil and Nippon Mining have determined that in order to succeed, it is imperative that the two Groups pursue growth and development under a new management vision as one of the world’s leading integrated energy, resources and materials groups, in addition to preempting the changes in the business environment, integrating the management resources of the two Groups and reinforcing their respective management structures.

(Slide 3)

•	Sharing this understanding, Nippon Oil and Nippon Mining have decided to integrate our management in accordance with the following three basic concepts:

•
The first concept is that we, on an equal footing, will fully integrate our management functions across all our business sectors by combining the management resources of our Groups and leveraging their combined strength to the fullest extent.  From this basis, we aim to become one of the world’s leading integrated energy, resources and materials groups, operating in the areas of Petroleum Refining & Marketing, Oil and Natural Gas Exploration & Production and Metals.

•	The second concept is that the integrated group will develop and pursue aggressive strategies for global growth, with efforts focused on maximizing corporate value by allocating

1

management resources to the sectors with highest profitability under the concept of “Best Practice”.

•
The third and final concept is that, regarding the Petroleum Refining & Marketing sector, we will undertake a comprehensive restructuring at an early stage.  This will be facilitated by the integration and, further, it is believed it would not be possible without it.

(Slide 4)

•
As set forth in the slide, the two basic concepts of the integrated group.
We will pursue harmonious coexistence with both the global environment and society at large by establishing sound governance structures in every division.  Furthermore, under a vertically integrated operating structure, we will pursue a stable and efficient supply of products and seek innovative and creative approaches to doing businesses.

•
As for the effects of the management integration, through fair and objective examination of cost of every division without exception, with a particular focus on the Petroleum Refining & Marketing sector, and taking full advantage of the integration to streamline functions and improve efficiency, we hope to achieve savings of at least 60 billion yen per year.  Furthermore, we aim to achieve eventual savings of at least 100 billion yen per year by continuing this process.

(Slide 5)

•	I will now explain the integration process.

•	Phase 1 of the integration is scheduled for October 2009, and will involve Nippon Oil and Nippon Mining establishing a joint holding company through stock transfer.

•
Following Phase 1, the operations of the Nippon Oil Group and the Nippon Mining Group will be integrated, restructured and reorganized, and three core business companies will be established as direct subsidiaries of the joint holding company.  This phase of the process is scheduled to occur in April 2010.

•
The “Refining and Marketing” business company will be established through the integration of the refining and marketing businesses of Nippon Oil and Japan Energy Corporation, a subsidiary of Nippon Mining.  The “Exploration and Production” business company will be established through the integration of the exploration and production businesses of Nippon Oil and Japan Energy.  Nippon Mining & Metals Co., Ltd., a subsidiary of Nippon Mining, will become the “Metals” business company.

(Slide 6)

•	The integration ratio will be jointly determined by both companies after due deliberation, after taking into consideration appraisals made by financial advisors from both sides.

•	In order to achieve a smooth integration, both companies will establish a preparatory committee and engage in focused discussions and considerations.

•
The name of the holding company and the core business companies, the locations of their head offices, their governance, branding, logos, and other matters in connection with the management integration will be the subject of deliberations in the aforementioned discussions and considerations, and will be announced once they have been decided.

(Slide 7)

•	This is the schedule of the integration. Moreover, outlines of both Nippon Oil and Nippon Mining are set forth on pages 11 and 12, for your reference.

•	Finally, I would like to take this opportunity to share my thoughts on this integration.

2

(Slide 8)

•
Once finalized, the newly integrated group that emerges will remain dedicated to dependably meeting its core social responsibility - the stable and efficient supply of energy.  At the same time, we are committed to maximizing corporate value and achieving sustainable growth by seeking innovative and creative approaches as an integrated energy, resources and materials group.

•
In concrete terms, these goals entail that we swiftly enact business innovations in the Petroleum Refining & Marketing sector that were not feasible for either company to pursue alone.  We will couple this work with the strategic allocation of management resources in growth sectors, such as new energy and Oil and Natural Gas Exploration & Production.

•
Across every business sector, along with a broad examination of costs, we will devise sweeping measures to reduce costs and enhance efficiency as we build a resilient corporate structure capable of winning out amid global competition.

•
As for effects of the management integration, right now we anticipate a minimum of 60 billion yen annually in benefits to emerge in Petroleum Refining & Marketing operations within 3 years post integration.  Specifically, we intend to cut refining capacity by 400,000 barrels per day (BD) compared to current levels within 2 years following integration, and will consider making further reductions as conditions warrant.  Moreover, we believe the savings of 60 billion yen can be achieved by making our supply chain more efficient and cutting costs and boosting efficiency in every division without exception.

•
In addition to benefits gained from Petroleum Refining & Marketing, we aim to achieve eventual savings of at least 100 billion yen annually by, among other changes, reforming and integrating IT, business services, engineering and other Group operations, in Petrochemicals, Exploration &Production, and at each Group company.

(Slide 9)

•
After integration, the Group will strengthen its activities in the business domains of energy, resources and materials, which will enable it to fulfill a vital role for Japan, particularly with respect to the following two points.

•
First, our efforts will contribute to furthering Japan’s energy security.  Following integration, our aim more than ever before is to become a truly pivotal company in realizing the nation’s long-term energy strategies through our role in ensuring the stable supply of energy to Japan, which lacks substantial natural resources of its own.

•
Second, we will strengthen and promote environmental management.  Presently, the Nippon Oil Group continues to vigorously tackle challenges in fuel cells, solar power generation systems, new biomass fuels, and other environmentally friendly new energy sectors, in addition to developing technologies for enhancing energy efficiency, promoting recycling, and otherwise reducing environmental impact in its existing petroleum-related businesses.

•
Similarly, the Nippon Mining Group is actively honing environmental technologies that are designed to improve energy efficiency at production facilities, recycle precious and rare metals and waste plastic, and promote the development of polysilicon for use in solar power generation systems.

•	I am confident that the integration of the respective environmental technologies of both groups will result in synergies that will allow us to more assertively promote environmental management.

3

(Slide 10)

•
Both companies represent corporate groups with histories spanning more than a century, with the Nippon Oil Group first established in 1888 and the Nippon Mining Group founded in 1905.  Each company, moreover, has forged a solid reputation as a leader in its respective industry—the petroleum sector in the case of the Nippon Oil Group, and in metals, most notably copper, and petroleum for the Nippon Mining Group.

•
Corporate integration can be thought of as the merging of cultures that employees adhere to and that are embodied in their organizational structures.  In the case of this integration, I think that our respective corporate cultures share a great deal in common.  For instance, both companies currently operate in essentially the same sector, and both have moved into manufacturing and marketing from a shared starting point—natural resource development.

•
In deciding to pursue this integration, the candid discussions and dialogue I enjoyed with President Takahagi and his senior management team convinced me that there are no obstacles whatsoever in merging our cultures.  And while we are forever indebted to the efforts of those who preceded us in building both companies, we intend to bring together our respective human resource and technological strengths cultivated over many years to create a new corporate culture for the future.

•
Now, we stand at the starting line of this endeavor.  We will set up a preparatory committee dedicated to moving integration procedures forward and prepare for the establishment of a new company, all to maximize the synergies that will emerge as a new corporate group.  Ahead of the signing in March 2009 of contracts finalizing the integration, I will personally take the lead in moving preparations forward, disseminating “Basic Concepts” and a “Basic Group philosophy” to all our employees as the spirit of the integration.

•
I am confident that the new group that this management integration will launch, propelled by its overwhelming competitive strength, will pursue growth and development that are as global as they are daring in scope, and that this will inevitably lead to improved corporate and shareholder value.  Crude oil prices today remain volatile and the global economy is mired in turmoil.  Despite these challenges, we will continue to take bold steps to create a brighter future and contribute as only we can to realizing a rich society and economic prosperity.

•	To our shareholders and investors, I ask for your understanding of this integration and to expect great things from what it promises to one day deliver. Thank you for your attention.

Attachment:	“With Respect to the Management Integration with Nippon Mining Holdings, Inc.”
(Presentation Materials for Individual Investors’ Meeting on December 15, 2008)

4

Filings with the U.S. SEC

Nippon Oil Corporation and Nippon Mining Holdings, Inc. may file a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the proposed joint share transfer.  The Form F-4 (if filed) will contain a prospectus and other documents.  The Form F-4 (if filed) and prospectus, as they may be amended from time to time, will contain important information about Nippon Oil Corporation and Nippon Mining Holdings, Inc., the joint share transfer and related matters including the terms and conditions of the transaction.  U.S. shareholders of Nippon Oil Corporation and Nippon Mining Holdings, Inc. are urged to read the Form F-4, the prospectus and the other documents, as they may be amended from time to time, that may be filed with the SEC in connection with the joint share transfer carefully before they make any decision at the shareholders meeting with respect to the joint share transfer.  The Form F-4 (if filed), the prospectus and all other documents filed with the SEC in connection with the joint share transfer will be available when filed, free of charge, on the SEC’s web site at www.sec.gov.  In addition, the prospectus and all other documents filed with the SEC in connection with the joint share transfer will be made available to shareholders, free of charge, by faxing a request to Nippon Oil Corporation at +81-3-3502-9862 or Nippon Mining Holdings, Inc. at +81-3-5573-5139.

5

Cautionary Statement Regarding Forward-Looking Statements

This announcement contains certain forward-looking statements.  These forward-looking statements may be identified by words such as ‘believes’, ‘expects’, ‘anticipates’, ‘projects’, ‘intends’, ‘should’, ‘seeks’, ‘estimates’, future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions.  Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors including but not limited to: (1) macroeconomic condition and general industry conditions such as the competitive environment for companies in energy, resources and materials industries; (2) regulatory and litigation matters and risks; (3) legislative developments; (4) changes in tax and other laws and the effect of changes in general economic conditions; (5) the risk that a condition to closing of the transaction may not be satisfied; (6) the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated; and (7) other risks to consummation of the transaction.

6

5001 @Presentation Materials for Individual Investors' Meeting

                             With Respect to the Management Integration with Nippon Mining Holdings, Inc.

Nippon Oil Corporation

Shinji Nishio    Representative Director, President

December 15, 2008

1. Background of the Integration

Turbulent natural resources prices

Intensifying competition for natural resources

Declining domestic  oil demand

Heightened awareness about the global environment

To ensure success

Preempt changes for growth and development

2. Basic Concepts of the Integration

Combine the management resources of both company groups and leverage their combined strengths to the fullest extent

      Be one of the world's leading integrated energy, resources and materials groups

Develop growth strategies and allocate management resources to the sectors with highest profitability

      Maximize the corporate value under "Best Practice"

Petroleum Refining and Marketing Business

      Comprehensive restructuring at an early stage

3. Basic Group Philosophy After Integration & Effects of the Integration

Basic Group Philosophy

(1)    As a group operating in the areas of energy, resources and materials, we will pursue harmonious coexistence with both the global environment and society at large by establishing sound and transparent corporate governance and appropriate and flexible operating structures, thus contributing to the establishment and development of a sustainable economy and society.

(2)    Under a vertically integrated operating structure, we will pursue a stable and efficient supply of products and seek innovative and creative approaches to doing businesses.

Effects of the Integration

Achieve savings of at least 60 billion yen per year

Aim to achieve eventual savings of at least 100 billion yen per year

4. Integration Process

Establishment of a holding company through stock transfer

3 core business companies

Current (2008/12)

Nippon Oil
shareholders

Nippon Mining HD
shareholders

Phase 1
Establishment of a holding company
(2009/10 (Scheduled))

Former Nippon Oil shareholders
Former Nippon Mining HD shareholders

= Holding
  Company
  Shareholders

Holding
Company

Final Phase of integration
Reorganization into 3 core business companies
(2010/4 (Scheduled))

Holding Company shareholders

Holding
Company

Refining & Marketing
Refining & Marketing Businesses of Nippon Oil and Japan Energy

Exploration & Production
E & P Businesses of Nippon Oil and Japan Energy

Metals
Nippon Mining & Metals

Listed Companies

Common Group Function Companies

Independent Companies

5. Agenda for Integration Process Going Forward

Integration ratio

will be jointly determined by both companies after due deliberation, taking into consideration appraisals made by financial advisors from both sides.

Name of the holding company and core business companies

Location of the head office of the holding company and core business companies will be jointly determined by a preparatory committee.

Governance

Brand name, logo

6. Schedule

December 4, 2008

Conclusion of the basic memorandum on management integration

December, 2008
(Scheduled)

Commencement of due diligence

March, 2009
(Scheduled)

Conclusion of the "Agreements on Management Integration"
(including the Stock Transfer Plan)

June, 2009
(Scheduled)

Ordinary General Meetings of Shareholders of both companies
(Approval resolution of the Stock Transfer Plan)

October, 2009
(Scheduled)

Establishment of a new holding company

April, 2010
(Scheduled)

Establishment of core business companies

*   Please note that the dates shown are tentative and the specific schedule will be determined following due deliberations between Nippon Oil and Nippon
    Mining Holdings, in accordance with the progress of the relevant procedures required for the integration such as approval at the general meeting of shareholders and approval of the relevant government authorities.

7. Toward Management Integration -1

Creativity

                                                           Social Responsibility

                                                                        Maximize
                                                                 Corporate Value

Innovation

Business Innovation

Strong Company

7. Toward Management Integration -2

Responsibility

Contribution to "Energy Security"

Promotion of Environmental Management

7. Toward Management Integration -3

                                                   Creation of New Corporate Culture

<Reference-1> Corporate Profile of Both Parties

	Nippon Oil Corporation	Nippon Mining Holdings, Inc.
Date of Establishment	May 10, 1888	September 27, 2002 (Inauguration: December 26, 1905)
Head Office	3-12, Nishi Shimbashi 1-chome, Minato-ku, Tokyo	10-1, Toranomon 2-chome, Minato-ku, Tokyo
Representative	Shinji Nishio, Representative Director and President	Mitsunori Takahagi, President and Chief Executive Officer
Paid-in Capital	JPY 139.4 billion	JPY 73.9 billion
Total number of Issued and Outstanding Shares	1,464 million shares	928 million shares
Activities	Refinement and sale of petrochemical product, Import and sale of gas Generation and sale of electricity	Production and sale of petroleum product, Production and sale of non-ferrous metal products, processed electronic materials products
Number of Employees (As of End of September 2008)	14,257 (Consolidated) (Refining & Marketing 9,526, Oil & Natural Gas E&P 575, Construction & others 4,156)	10,907 (Consolidated) (Petroleum 4,327, Metals 5,110, Others 1,470)
Net Assets (As of End of March 2008)	(Non-Consolidated) * 8,27.3 billion yen; (Consolidated) * 1,429.3 billion yen Kyushu Oil (Non-Consolidated) 82.8 billion yen	(Consolidated) 765.3 billion yen
Total Assets (As of End of March 2008)	(Non-Consolidated) * 3,233.6 billion yen; (Consolidated) * 4,594.2 billion yen Kyushu Oil (Non-Consolidated) 273.1 billion yen	(Consolidated) 2,251.2 billion yen
Sales (Fiscal Year ended March 31, 2008)	(Non-Consolidated) * 6,706.4 billion yen; (Consolidated) * 7,524.0 billion yen (Refining & Marketing 6,862.1, Oil & Natural Gas E&P 234.9, Construction & others 427.05) Kyushu Oil (Non-Consolidated) 833.5 billion yen	(Consolidated) 4,339.5 billion yen (Petroleum 3,193.9, Metals 1,119.6, Others 76.5)
Ordinary Income (Fiscal Year ended March 31, 2008)	(Non-Consolidated) * 132.1 billion yen; (Consolidated) * 275.7 billion yen (Refining & Marketing 153.9, Oil &Natural Gas E&P 111.3, Construction & others 10.5) Kyushu Oil (Non-Consolidated) 7.8 billion yen	(Consolidated) 192.0 billion yen (Petroleum 67.8, Metals 113.4, others 11.3)

*Figures of Kyushu Oil Co., Ltd., with which Nippon Oil Corporation integrated in October 2008, are not included in totals

Copyright (C) 2008 NIPPON OIL CORPORATION
All Rights Reserved.

11

<Reference-2> Business Profile of Both Parties

			Nippon Oil Corporation	Nippon Mining Holdings, Inc.
Petroleum	Upstream	Production	145,000 BD (2007 average)	16,000 BD (2007 average)
		Reserve	708 million Bbl (As of end of December 2007)	110 million Bbl (As of end of December 2007)
	Crude Transport	No. of Crude Carriers	22 VLCC (As of December 1, 2008)	9 VLCC (As of December 1, 2008)
	Refinement and Supply	Refining Capacity of Group Refineries	1,377,000 BD (As of December 1, 2008)	475,000 BD (As of December 1, 2008)
		Product Export Volume (Excl. Banker and Jet Fuel for abroad ships and jets)	4,250,000 KL (Year ended March 31, 2008) *	510,000 KL (Year ended March 31, 2008)
	Logistics	No. of Oil Tank Centers	49 (As of December 1, 2008)	15 (As of December 1, 2008)
	Distribution	Domestic Sales Volume	56.13 million KL (Year ended March 31, 2008) *	22.76 million KL (Year ended March 31, 2008)
		Sales Share	25.7% *	10.8%
		No. of Exclusive Distributors	635 companies (As of end of September 2008) *	320 companies (As of end of September 2008)
		No. of Service Stations	10,242 (As of end of September 2008) *	3,441 (As of end of September 2008)
	Petro-chemicals	Paraxylene Production Capacity	1,600,000 t/yr (As of December 1, 2008)	1,020,000 t/yr (As of December 1, 2008)
		Benzene Production Capacity	800,000 t/yr (As of December 1, 2008)	520,000 t/yr (As of December 1, 2008)
		Propylene Production Capacity	900,000 t/yr (As of December 1, 2008)	90,000 t/yr (As of December 1, 2008)

* On a combined basis with Kyushu Oil Co., Ltd., with which Nippon Oil Corporation integrated in October 2008.

Copyright (C) 2008 NIPPON OIL CORPORATION
All Rights Reserved.

12

Cautions With Respect to Statements in This Presentation

This document contains information about Nippon Oil Corporation, Nippon Mining
Holdings, Inc. and the joint holding company, including assessments, forecasts, targets, and plans. Statements are based on information available as of the time of this presentation material, and in some part represent the judgments and subjective assumptions of the two management teams. It is possible that in the future these assumptions will be deemed to be inaccurate, or that actual results will differ, and the figures and policies stated here cannot be guaranteed.

 In addition, information on companies and other entities outside Nippon Oil
Corporation, Nippon Mining Holdings, Inc. and the joint holding company that is recorded in this document has been, in principle, obtained from publicly available information and other sources. The accuracy and completeness of that information has not been verified by either Nippon Oil Corporation or Nippon
Mining Holdings, Inc. and cannot be guaranteed.

CONTACT :  Nippon Oil Corporation
           IR Department, IR Group
                                 +81-3-3502-1184